## Contact

www.linkedin.com/in/erinpatinkin (LinkedIn)
erinpatinkin.com (Personal)

## Top Skills

Marketing
Food
Art

## Languages

Spanish (Professional Working)
English (Native or Bilingual)

# Erin Patinkin

Co-Founder Ovenly and Seemore; C-Suite Exec, Business Consultant & Growth Strategist
New York City Metropolitan Area

## Summary

I am co-founder/former CEO/Board Chair of Ovenly, an award-winning bakery in NYC, co-founder/former CEO of Seemore Meats & Veggies, and founding partner of House of Kajaana and Sweet Deliverance. I am also the creator, executive producer, and co-host of Start to Sale, a podcast that explores everything it takes to build a business on Vox. My business writing has been featured in Vice, Cherry Bombe, Lucky Peach, and more.

I've taken what I've learned founding and launching businesses to help other female entrepreneurs launch or scale theirs.

My consulting practice helps women and women-led teams scale, fundraise or launch. I help streamline operations, develop new brands and product lines, center founders around vision and mission, and create executable strategies that work. I call myself a specialized generalist, a term that reflects the menagerie of entrepreneurial skills I garnered leading and starting my own nationally recognized brands. I also incorporate sustainability and good jobs strategies in all of the work I do. You can find open-sourced resources addressing what it takes to start a business on Start to Sale, my podcast on Vox Media, and on my website erinpatinkin.com. Clients include Pop Up Grocer, Seed + Mill, and White Moustache.

Prior to becoming a food industry leader, I worked in social justice-oriented arts education, and women's rights nonprofits. As an entrepreneur, I've brought my passion for social justice into business. For example, at Ovenly, we partner with various nonprofit organizations to employ folks who have been denied economic opportunities like the formerly incarcerated. At all of my companies, we promote staff engagement through education and feedback systems, pay employees wages at the top of the industry, and provide full benefits.

Besides my daily work, I have been featured on The Chew, Good Morning America, and Unique Sweets as well as in Inc magazine, Paper magazine, Food & Wine, Food52, and many others. I have been named as the Cherry Bombe 100, as one of the most "badass" women in food in New York by Zagat, and as a "world-changing woman" by Conscious Company magazine. My first cookbook, Ovenly: Sweet & Salty Recipes from New York's Most Creative Bakery, won numerous awards (best cookbook of the season by Savuer, Entertainment Weekly, Food & Wine, etc and one of the top books of the year by NPR) and was re-released in Jan 2020.

Visit www.erinpatinkin.com for more.

## Experience

### Start Up Consulting
Business Consultant & Growth Strategist
January 2017 - Present (6 years 2 months)
New York, United States

I help entrepreneurs launch, start-ups scale, and corporates market to younger consumers.

### Ovenly
12 years 6 months

Co-Founder & Board Member
December 2019 - Present (3 years 3 months)

CEO & Co-Founder
September 2010 - December 2019 (9 years 4 months)

### Seemore Meats & Veggies
4 years 2 months

Co-Founder
January 2019 - Present (4 years 2 months)

CEO & Co-Founder
January 2019 - September 2020 (1 year 9 months)

### Seed + Mill

Partner
February 2021 - Present (2 years 1 month)

Sweet Deliverance
Founding Partner
February 2021 - Present (2 years 1 month)

Kajaana
Founding Partner
January 2021 - Present (2 years 2 months)

Chief
Founding Member
January 2019 - December 2020 (2 years)

Vox Media, LLC.
Executive Producer, Creater, Co-Host
March 2018 - August 2019 (1 year 6 months)
New York, New York, United States

The brightest entrepreneurial minds discuss all that it takes to build a company from launch to exit.

National Council of Jewish Women, INC
Senior Manager of Membership and Communications
June 2007 - November 2010 (3 years 6 months)

## Education

University of Wisconsin-Madison
Bachelor of Arts - BA, Majors in Theater Performance & Spanish Language Literature

Universidad Complutense de Madrid
Study Abroad, Spanish Language and Literature

Columbia College Chicago
Masters of Arts Management, Arts in Youth & Community Development